Exhibit 99.1

SPI Energy Announces Board Approval to Spin Off Phoenix Motorcars

SANTA CLARA, CA / ACCESSWIRE / January 27, 2021 / SPI Energy Co., Ltd., (NASDAQ:SPI) (the "Company"), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced its Board of Directors approved the Company's plan to spin off Phoenix Motorcars, a wholly owned subsidiary of the Company’s EdisonFuture subsidiary, through an initial public offering. EdisonFuture will own 70 million shares of Phoenix Motorcars after the spinoff.

Phoenix launched its first electric drivetrain in 2009 and sold its first commercial EV shuttle bus in 2014. Built on the Ford E-450 platform, Phoenix is introducing its third-generation drivetrain by year end, which includes its next-generation battery offering with size modularity of 63, 94, 125, & 156 kWh. Phoenix provides vehicles in a range of configurations, including shuttle buses, utility trucks, service trucks, flatbed trucks, walk-in vans, cargo trucks and school buses. The company’s customers include, and have included, major airports, airport shuttle operators, hotel chains, seaports, universities, municipalities, and large corporations, among others.

SPI Energy’s recently announced collaboration with world-leading automotive designer Icona Design, a joint common strategy between EdisonFuture and Icona, covers a full range of all-electric vehicles, while drawing from Icona's experience in designing various cutting-edge products including the autonomous minibus and all-electric car / crossover platform.

Icona is designing a host of new products including advanced pickup trucks and last-mile delivery vans that will be sold by EdisonFuture and Phoenix Motorcars. The designs and prototypes will incorporate Icona and SPI Energy's vision for human-centered future transportation and revolutionize how customers and vehicles interact.

“We continue to move forward toward our goal of becoming the leaders in sustainable transportation with focus on energy efficiency and innovative design,” stated Xiaofeng Peng, Chairman & Chief Executive Officer of SPI Energy. "The fleet vehicle electrification opportunity is massive, and the team at Phoenix Motorcars has proven its ability to execute in this burgeoning market. Successfully spinning off Phoenix Motorcars will enable us to unlock significant value for our shareholders and provide the necessary resources to fully capitalize on the opportunities ahead."

In preparation for rapid growth in 2021 and beyond, Phoenix Motorcars has significantly strengthened its management team since being acquired by SPI’s EdisonFuture subsidiary. Management additions include 35-year auto industry veteran Frank Jenkins as VP of Business Partnerships and Development, early Tesla employee Edmund Shen as VP of Product Management and Supply Chain, inventor of the first working all-electric school bus, Edward Monfort, as Senior VP, and finance veteran Wenbing Chris Wang as Senior VP of Finance. Most recently the company appointed Dr. Tom Zhang, a former HR executive with Tesla and Google, as VP of Human Resources.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

About Phoenix Motorcars

Phoenix Motorcars is a leader in developing medium-duty electric vehicles for commercial markets with a primary focus on class 3 & 4 vehicles. Phoenix Motorcars strives to provide fleets with clean transportation and renewable energy through advanced technology solutions and remains committed to excellence in electric vehicle innovation. Phoenix Motorcars offers a range of vehicle configurations, including shuttle buses, utility trucks, service trucks, flatbed trucks, walk-in vans, cargo trucks and school buses. For more information, please visit www.phoenixmotorcars.com.

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Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

Dave Gentry

RedChip Companies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.

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